Ballard Power Systems Inc.

News Release

Ballard CEO to Present at Liolios Group Gateway Conference in San Francisco

For Immediate Release – September 4, 2013

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) announced that John Sheridan, President & CEO will present during the Liolios Group’s Second Annual Gateway Conference at the Palace Hotel in San Francisco, CA on Tuesday, September 10, 2013 at 9:30 a.m. PT.

Mr. Sheridan will discuss Ballard’s strategic direction within the fast-growing fuel cell sector and will provide an update on the Company’s business and financial results.

A link to the live audio and webcast of the presentation will be available at www.ballard.com under events, and through the Liolios Group websites: www.liolios.com, or www.gateway-conference.com. Ballard recommends registering at least 10 minutes prior to the start of the presentation to ensure timely access.

The webcast will also be archived in the Investors section of the Company’s website, www.ballard.com, for 90 days following the event.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com